UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Meten Holding Group Ltd.’s 2022 Extraordinary General Meeting

At the 2022 extraordinary general meeting of shareholders of Meten Holding Group Ltd. (the “Company”) held on April 14, 2022 at 9:30 a.m. Eastern Time, the shareholders of the Company adopted ordinary resolutions approving a share consolidation, or reverse stock split, of the Company’s ordinary shares, par value US$0.0001 per share, at a ratio of one-for-thirty such that each thirty ordinary shares of the Company shall be combined into one ordinary share of the Company.

A total of 158,783,022 votes, representing 46.54% of the votes exercisable as of February 18, 2022, the record date, were present in person or by proxy at the annual general meeting. The results of the votes were as follows:

	Resolution	For	Against	Abstain
1	Approve Share Consolidation of the Company’s Ordinary Shares	128,530,969	29,591,781	660,272
	Percentage of Voted Shares:	81.28%	18.71%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2022

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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